

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Nicholas Brunet
Executive Vice President & Chief Financial Officer
Lion Electric Co
921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2

> **Re: Lion Electric Co**
> **Registration Statement on Form F-4**
> **Filed December 31, 2020**
> **File No. 333-251847**

Dear Mr. Brunet:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1.   Please disclose the anticipated use of the trust and PIPE funds.

2.   Please disclose Lion's forecasts and the assumptions underlying such forecasts.

Summary Term Sheet, page i

3.   Please revise the post-closing ownership disclosure on page iii to clarify whether any of the public stockholders, the sponsor or the existing shareholders of Lion will purchase shares in the PIPE financing.

Why is NGA proposing the business combination?, page v

4.   Please provide support for the statement that Lion is a North American leader in electric transportation.

Will Lion obtain new financing in connection with the Business Combination?, page vi

5.   Please revise your disclosure to provide a comparison of the price that the PIPE investors will pay for the 20,040,200 million shares of the Lion common shares to the market value of the NGA common stock based on the NYSE closing price on the record date.

Q: What interests do the current officers and directors have in the Business Combinations and Answers About the Business Combination, page ix

6.   In your next amendment please fill in the blanks to provide the value for the missing information as of the most recent practicable date.

7.   Please include the aggregate value of the 8,139,069 Private Placement Warrants and 3,000,000 NGA Working Capital Warrants.

8.   Please revise the third bullet to include the aggregate value of the Private Placement Warrants.

9.   Please revise the sixth bullet to include the amount of expenses incurred to date.

Summary of the Proxy Statement/Prospectus
Redemption Rights, page 7

10.   We note that you have provided the redemption payment as of September 30, 2020. Please revise to provide the payment as of a more recent date. Please make consistent changes to the disclosure in the Notice of Special Meeting of Stockholders.

Risk Factors, page 19

11.   We note that you refer to additional risks disclosed in the NGA's final prospectus dated August 17, 2020, and as updated by subsequent Quarterly Reports on Form 10-Q. Since you are not eligible to incorporate those filings by reference into this proxy statement/prospectus, please remove such references, and please provide representation to us that all material risks have been disclosed. Please make corresponding changes on page 45, and to the forward-looking statement disclosure on page 15.

Failure to drastically increase manufacturing capacity..., page 20

12.   We note your disclosure that your current facility has a capacity of approximately 2,500 vehicles per year. Please state approximately how many vehicles you manufactured in 2020.

If the Business Combination does not qualify as a "reorganization"..., page 49

13. We note that Lion is not representing that the Business Combination would qualify as a tax-free "reorganization". Please revise to include this statement on the cover page and in the questions and answers section. Please add more specific disclosure with respect to investors' potential taxable gain or loss upon the exchange of such NGA Common Stock or NGA Warrants for Lion Common Shares or Lion Warrants pursuant to the Business Combination. We may have further comment upon receipt of the tax opinion which we note will be filed as Exhibit 8.1.

Unaudited Pro Forma Consolidated Financial Information
Notes to Unaudited Pro Forma Consolidated Financial Statements
2 - Adjustments to Unaudited Pro Forma Consolidated Financial Statements, page 61

14. We refer to adjustment (i). It appears that your first adjustment labeled (k2) in the amount of $304,465,469 corresponds to adjustment (k1) below the table on page 61. Please revise accordingly.

Termination, page 79

15. Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.

Related Agreements, page 80

16. Please revise your disclosure in the introductory paragraph to state that all of the agreements described in this section have been filed as exhibits to the proxy statement/prospectus.

Background of the Business Combination, page 81

17. We note your disclosure that you evaluated approximately 30 potential acquisition targets. Please revise to discuss their size and material attributes of the targets and the extent to which negotiations progressed.

18. Please identify the members of the target evaluation committee.

Material U.S. Federal Income Tax Considerations, page 91

19. We note that you intend for the transaction to qualify as a reorganization under Section 368(a) of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

PROPOSAL NO. 2—THE CORRECTIVE AMENDMENT PROPOSAL, page 109

20.   We note the proceeds from the NGA Working Capital Warrants will be used to pay the transaction costs associated with the Business Combination. Please disclose the current transaction costs associated with the Business Combination.

Products and Services, page 137

21.   For each of the trucks and buses currently available in the tables on pages 137 and 139, please provide the number of each model that you sold in the nine months ended September 30, 2020. Please also show the percentage of overall sales that are attributable to trucks and buses.

Contractual Arrangements with Affiliates of Amazon.com, Inc., page 144

22.   Please file the master purchase agreement and work order as exhibits to the proxy statement/prospectus. In addition, please revise your disclosure to provide more detail regarding the terms of the agreement. For example, we note that you are required to deliver "up to 500 trucks" per year, which is significantly more than you have delivered to date under the agreements. Further, please describe any termination or cancellation provisions.

Manufacturing and Production
Supply Chain, page 144

23.   Please file the supply contract with Romeo Systems as an exhibit to the proxy statement/prospectus, or please explain why you do not believe you are required to do so.

Common Equity Warrant Issued to Warrantholder, page 184

24.   Please revise to disclose the right of first notice granted to Amazon.com NV Investment Holdings LLC.

Financial Statements
The Lion Electric Company December 31, 2019 Financial Statements
Notes to the Consolidated Financial Statements
3. Summary of Accounting Policies
3.8 Property, plant and equipment, page F-43

25.   Please tell us, and revise to disclose as necessary, your definition of rolling stock.

8. Leases, page F-56

26.   Please revise to include all disclosures required by IFRS 16. In this regard, please disclose the depreciation charge for right-of-use assets by class of underlying asset, interest expense on lease liabilities, and the expense relating to short-term leases.

Refer to paragraph 53 of IFRS 16 or revise note 8 to cross reference the disclosure from other parts of your financial statements per IFRS 16, paragraph 52.

27. In a related matter, we note no disclosure concerning your initial adoption of IFRS 16. Please revise to include footnote disclosure of your adoption of recent accounting pronouncements in accordance with IAS 8, paragraph 28.

The Lion Electric Company Interim Financial Statements
Notes to the Condensed Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2020
and 2019
Note 10. Share-Based Employee Remuneration, page F-94

28. We note that during 2020, you revalued the stock options granted prior to 2020 and the table on page F-95 indicates that the weighted-average share price at the date of grant was CA$31.16. Please reconcile this with the information on page F-67 regarding the options issued during 2019 and 2018 (prior to 2020) with a share price at date of grant of CA$3.85.

29. Your disclosure on page F-66 indicates that the exercise price of options cannot be below the fair value of the common shares on the grant date. In this regard, please tell us how you determined a fair value of CA$31.16 during 2020 versus the prior fair value of CA$3.85 in 2019 and 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing